Filed pursuant to Rule 424(b)(3)
SEC File No. 333-297802
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated August 3, 2026)

TEAMSHARES INC.

Primary Offering of
16,000,000 Shares of Common Stock
Secondary Offering of
19,663,254 Shares of Common Stock
4,500,000 Warrants to Purchase Shares of Common Stock
4,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates, amends and supplements the prospectus dated August 3, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-297802). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2026, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “TMS” and “TMSWW,” respectively. On September 22, 2026, the closing prices for our Common Stock and Warrants on the Nasdaq Stock Market LLC were $8.24 per share of Common Stock and $1.19 per Warrant.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced disclosure and public reporting requirements.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 10 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 23, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 23, 2026

TEAMSHARES INC.
(Exact name of registrant as specified in its charter)

Delaware	001-42540	61-2235506
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
214 Sullivan Street, 3B
New York, NY 10012
(Address of principal executive offices, including zip code)
(917) 310-2731
Registrant’s telephone number, including area code
N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	TMS	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	TMSWW	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.     Entry into a Material Definitive Agreement

On September 23, 2026 (the “Closing Date”), Teamshares Inc. (the “Company”) entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (collectively, the “Purchasers”), and, substantially concurrently with such execution, consummated the transactions contemplated thereby (the “Closing”). Pursuant to the Purchase Agreement, on the Closing Date the Company issued and sold to the Purchasers an aggregate of 225,000 shares (the “Shares”) of a newly designated series of the Company’s preferred stock, par value $0.0001 per share, designated as Series A Preferred Stock (the “Series A Preferred Stock”), at a purchase price of $990 per share, for an aggregate purchase price of $222,750,000 (the “Offering”). The Series A Preferred Stock has a liquidation preference of $1,000 per share, representing an original issue discount to the purchase price. The Purchasers are affiliates of a beneficial owner of more than 10% of the Company’s outstanding common stock, par value $0.0001 per share (“Common Stock”).

The Series A Preferred Stock is perpetual, non-voting (except as otherwise required by the General Corporation Law of the State of Delaware), and is not convertible into shares of Common Stock, or any other class or series of the Company’s capital stock. The rights, preferences, privileges, and restrictions of the Series A Preferred Stock are set forth in the Certificate of Designations, Preferences and Rights of the Series A Perpetual, Non-Voting, Non-Convertible Preferred Stock ($1,000 Liquidation Preference Per Share) of the Company (the “Certificate of Designations”), described further in Item 5.03 below, which was filed with, and became effective upon filing with, the Secretary of State of the State of Delaware prior to the issuance of the Shares on the Closing Date.

The Purchase Agreement provides that, following the Closing, the Company may issue and sell to additional purchasers up to $75 million in aggregate additional liquidation preference of Series A Preferred Stock on the same terms. The Purchase Agreement also provides that, if the Company issues shares of Series A Preferred Stock to a third-party investor on terms more favorable in respect of purchase price, original issue discount, fees, dividends, or other material structural or protective terms, the Company must extend such more favorable terms to the Purchasers party to the Purchase Agreement.

The Purchase Agreement contains customary representations, warranties, and covenants of the Company and the Purchasers, including restrictions on the Company’s use of the Offering proceeds to fund dividends, distributions, or repurchases of junior securities, or to make payments to affiliates outside the ordinary course of business.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of the Purchase Agreement as of the specific dates therein, were solely for the benefit of the parties to the Purchase Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors or securityholders. Investors and securityholders are not third-party beneficiaries under the Purchase Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations, warranties and covenants may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 3.02.    Unregistered Sales of Equity Securities.
The disclosure set forth under Item 1.01 above is incorporated herein by reference.

The Shares were offered and sold to the Purchasers on the Closing Date in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, Rule 506(b) of Regulation D, and/or Regulation S, each as promulgated under the Securities Act. The Company relied on these exemptions based in part on representations made by the Purchasers in the Purchase Agreement, including representations that each Purchaser is (i) a “qualified institutional buyer” as defined in Rule 144A under the Securities Act, (ii) an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3), (7), or (8) under the Securities Act, (iii) a non-U.S. person under Regulation S under the Securities Act, or (iv) the foreign equivalent of clause (i) or (ii), and that the offer and sale of the Shares was made without any form of general solicitation or general advertising.

No underwriting discounts or commissions were paid in connection with the Offering.

Item 3.03.    Material Modification to Rights of Security Holders.
The information set forth in Items 1.01, 3.02 and 5.03 are incorporated by reference in this Item 3.03.

Item 5.03.    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
In connection with the Offering described in Item 1.01 above, on the Closing Date and prior to the issuance of the Shares, the Company filed the Certificate of Designations with the Secretary of State of the State of Delaware, designating 300,000 shares of the Company’s authorized and unissued preferred stock as Series A Preferred Stock, of which 225,000 shares were issued and outstanding immediately following the Closing, and setting forth the powers, designations, preferences, and relative, participating, optional, and other special rights, and the qualifications, limitations, and restrictions thereof. The Certificate of Designations was approved by the Company’s Board of Directors and became effective upon filing, in advance of the Closing.

Among other things, the Certificate of Designations provides that the Series A Preferred Stock: (i) ranks senior to the Common Stock and each other class or series of the Company’s capital stock that does not expressly rank senior to or on parity with the Series A Preferred Stock with respect to dividend rights and rights upon liquidation, winding-up, or dissolution of the Company; (ii) accrues cumulative dividends, payable quarterly in arrears, at a rate of 16.0% per annum (if paid in cash) or 18.0% per annum (if paid in kind) on the then-applicable liquidation preference, which rate steps down to 14.5% per annum (cash) or 17.5% per annum (paid-in-kind) once the Company satisfies specified financial tests relating to EBITDA, leverage, and fixed charge coverage; (iii) is entitled, upon liquidation, to receive the then-current liquidation preference (initially $1,000 per share, increased by any paid-in-kind dividends) plus accrued and unpaid dividends, before any distribution to holders of Junior Stock; (iv) is non-voting, except as otherwise required by Delaware law; (v) has no preemptive rights and is not convertible into or exchangeable for Common Stock or any other class or series of the Company’s capital stock; (vi) is not redeemable by the Company during the two-year period following original issuance, except upon payment of a make-whole premium, and thereafter is redeemable at the Company’s option at declining call premiums of 102%, 101%, and 100% of the liquidation preference over the following three years; (vii) is subject to mandatory redemption at the option of a majority of holders at any time on or after the seventh anniversary of original issuance, and mandatory redemption upon a change of control of the Company, in each case at a redemption price based on the then-applicable liquidation preference plus accrued and unpaid dividends; and (viii) is subject to certain negative covenants for so long as any shares remain outstanding, including restrictions on the Company’s ability to incur additional indebtedness or issue additional preferred stock ranking senior to or on parity with the Series A Preferred Stock (subject to a carve-out for up to $75 million in additional Series A Preferred Stock and for certain acquisition-related preferred securities issued by subsidiaries), and a covenant requiring the Company and its subsidiaries to maintain a minimum of $150 million of unrestricted cash and cash equivalents until the refinancing or repayment of the Company’s existing credit facility.

The foregoing description of the Certificate of Designations does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01.    Other Events.
On the Closing Date, the Company issued a press release announcing the consummation of the Offering described in Item 1.01 above. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.    Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description

3.1
Certificate of Designations, Preferences and Rights of the Series A Perpetual, Non-Voting, Non-Convertible Preferred Stock ($1,000 Liquidation Preference Per Share) of Teamshares Inc., filed with the Secretary of State of the State of Delaware on September 23, 2026.

10.1	Preferred Stock Purchase Agreement dated as of September 23, 2026, by and among Teamshares Inc. and the Purchasers party thereto.

99.1	Press Release of Teamshares Inc dated September 23, 2026.

104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 23, 2026		Teamshares Inc.

		By:	/s/ Michael Brown
Name: Michael Brown
Title: Chief Executive Officer
(Principal Executive Officer)